Founder Group Limited

No.17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

+603-3358 5638

May 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Isabel Rivera

RE:	Founder Group Limited
Registration Statement on Form F-1 SEC File No. 333-287409 (the “Registration Statement”) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Rivera:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Founder Group Limited (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time, on Friday, May 23, 2025, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Anthony, Linder & Cacomanolis, PLLC, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Craig D. Linder, Esq., of Anthony, Linder & Cacomanolis, PLLC, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Linder at (561) 514-0936 of Anthony, Linder & Cacomanolis, PLLC, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Linder, via email at clinder@alclaw.com. Please contact Mr. Linder if you have any questions or concerns regarding this matter.

Very truly yours,

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer